PaperlinX

04046734

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

10 December, 2004

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

SUPPL

RECEIVED DEC 13 2004

Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(I) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

Richard Hobson
Company Secretary

c.c. Burr Henly, Sullivan & Cromwell,
32 / 101 Collins Street, Melbourne 3000

Att:

12/17

List of documents forwarded under cover of this letter to the Securities and Exchange Commission dated 10 December, 2004.

- Letter to Shareholders & Proxy Form 24/09/2004
- Notice of Annual General Meeting 24/09/2004
- Annual Report 2004 24/09/2004
- Appendix 3B – Employee share options 6/10/2004
- Results of AGM – 26/10/2004
- Chairman and Managing Director's Addresses 26/10/2004
- Appendix 3Y -Change of Director's Interest Notice 27/10/2004
- Appendix 3Y – Change of Director's Interest Notice 4/11/2004
- Appendix 3Z – Final Director's Interest Notice 5/11/2004
- Appendix 3Y – Change of Director's Interest Notice 16/11/2004

How to complete the Proxy Form

1 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a shareholder of PaperlinX Limited. Do not write the name of the issuer company or the registered securityholder in the space.

2 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy will vote, or abstain from voting, as he or she chooses. Please also read the statement overleaf 'IMPORTANT: FOR ITEM 3 BELOW'. If you mark more than one box on an item your vote on that item will be invalid.

3 Appointment of a Second Proxy

If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form.

To appoint a second proxy you must:
(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form.
(b) return both forms together in the same envelope.

4 Authorised Signature(s)

You must sign this form as follows in the spaces provided:

Joint Holding: where the holding is in more than one name all of the holders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged it with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

For a member that is a company, if a representative of the company is to attend the meeting an appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's share registry.

Lodgement of Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting. Please allow sufficient time for delivery if you are returning your proxy by mail.

Documents may be lodged using the reply paid envelope or:

IN PERSON Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia
Registered Office - 307 Ferntree Gully Road, Mt Waverley VIC 3149

BY MAIL Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
Registered Office - 307 Ferntree Gully Road, Mt Waverley VIC 3149

BY FAX 61 3 9473 2555

PaperlinX

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4768 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 232 867
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
web.queries@computershare.com.au
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

21 September 2004

Dear Shareholder

I have pleasure in inviting you to attend the Annual General Meeting of PaperlinX Limited and enclose the Notice of Meeting, which sets out the items of business. The meeting will be held in the John Batman Theatre, Melbourne Convention Centre, Corner Spencer and Flinders Street, Melbourne, Victoria at 11.00am on Tuesday, 26 October 2004. Registration will commence at 10.00am. For your convenience, the reverse of this letter shows a location map of the venue to assist you with directions. Parking is available at the Melbourne Convention Centre Car Park and will be free for shareholders who produce a copy of the Notice of Meeting.

If you are attending the meeting, please bring this letter with you to facilitate registration.

If you are unable to attend the meeting, we encourage you to complete the attached proxy form. The proxy form should be returned in the envelope provided or faxed to our share registry on (03) 9473 2555 so that it is received by 11.00am on 24 October 2004.

We draw your attention to the fact that if you appoint the Chairman to be your proxy and you do not mark a box opposite item 3, you should place a mark in the box on the Proxy Form marked "IMPORTANT: FOR ITEM 3 BELOW". This will ensure that the Chairman is able to vote for you, otherwise your proxy will not be valid for that item.

Corporate shareholders who wish to appoint a representative to attend on their behalf should complete a "Certificate of Appointment of Representative". A form of this certificate may be obtained from the Company's share registry (details above).

I look forward to your attendance at the meeting.

Yours sincerely

David Meiklejohn
CHAIRMAN

82-5061

MELBOURNE EXHIBITION AND CONVENTION CENTRE LOCATION MAP


KEY TO MAP SYMBOLS
MELBOURNE EXHIBITION CENTRE
MELBOURNE CONVENTION CENTRE
CENTRAL BUSINESS DISTRICT
SPENCER STREET
CLARENDON STREET
FLINDERS STREET
KINGS WAY
KING ST
WHITEMAN STREET
CITY ROAD
YARRA RIVER
SOUTH WHARF ROAD
LORIMER STREET
FERRARS ST
MONTAGUE STREET
CHARLES GRIMES BRIDGE
STADIUM DRIVE
THE ESPLANADE
WESTGATE FREEWAY
SOUTH MELBOURNE
MELBOURNE DOCKLANDS
World Trade Centre
Crown Entertainment Complex
Polly Woodside
Truck Entry
Truck Exit
SWANSTON STREET
CLARENDON ST
SPENCER STREET

Proxy Form

PaperlinX Limited
ABN 70 005 146 350

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4768 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 232 867
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
web.queries@computershare.com.au
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

PPX

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of PaperlinX Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') OR ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of PaperlinX Limited to be held in the John Batman Theatre, Melbourne Convention Centre, Spencer Street, Melbourne on Tuesday 26 October 2004 at 11:00 am

☐ (mark with an 'X') **IMPORTANT: FOR ITEM 3 BELOW**
If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Item 3 below, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, the Chairman will not cast your votes on Item 3 and your votes will not be counted in computing the required majority if a poll is called on this item. The Chairman intends to vote undirected proxies in favour of each item.

Voting directions to your proxy - please mark X to indicate your directions

Ordinary Business	For	Against	Abstain*
Re-election of Directors			
Item 2 a) Mr David Meiklejohn			
Item 2 b) Mr Thomas Park			
Item 2 c) Dr Nora Scheinkestel			

Special Business	For	Against	Abstain*
Item 3 Issue of Options to Executive Directors			

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section **must be** signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date / /

PPX 19PR

82-5061

PaperlinX

PaperlinX Limited ACN: 005 146 350
Share Registry: Computershare
Registry Services Pty Ltd
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067 Australia
GPO Box 4768
Melbourne Victoria 3001 Australia
Tel: 1800 232 867 or +61 3 9415 4000
Fax: +61 3 9473 2555
www.computershare.com.au

NOTICE OF ANNUAL GENERAL MEETING

THE FIFTH ANNUAL GENERAL MEETING OF PAPERLINX LIMITED ('THE COMPANY') WILL BE HELD IN THE JOHN BATMAN THEATRE, MELBOURNE CONVENTION CENTRE, SPENCER STREET, MELBOURNE, VICTORIA ON TUESDAY, 26 OCTOBER 2004 AT 11.00AM. REGISTRATION WILL COMMENCE AT 10.00AM.

ORDINARY BUSINESS

1. Financial Statements and Reports

To receive and consider the Financial Statements and the Directors' Declaration and Report for the year ended 30 June 2004, together with the Auditor's Report to the Members of the Company.

2. Election of Directors

To elect and re-elect Directors in accordance with the Company's Constitution:

(a) Mr D E Meiklejohn retires and, being eligible, offers himself for re-election.

(b) Mr T P Park, having been appointed since the last Annual General Meeting, retires and, being eligible, offers himself for election.

(c) Dr N L Scheinkestel retires and, being eligible, offers herself for re-election.

SPECIAL BUSINESS

3. Approval of Issues of Securities

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

Issue of options to Executive Directors

'That the Company approves the issue, under a long-term incentive plan, to the Managing Director, Mr T P Park, of up to 300,000 options and the issue to the Chief Financial Officer, Mr D G Abotomey, of up to 150,000 options to subscribe for ordinary shares in the capital of the Company subject to achievement of performance conditions and on the other terms as set out in the Explanatory Notes accompanying this Notice of Meeting.'

For the purposes of voting at the meeting, the Directors have determined that all shares of the Company that are quoted securities at 7.00pm on Sunday, 24th October 2004 are taken to be held by the persons who are registered as holding them at that time. The entitlement of members to vote at the meeting will be determined by reference to that time.

A Proxy Form accompanies this Notice of Annual General Meeting.

A member entitled to attend and vote is entitled to appoint not more than two proxies. A proxy need not be a member. Where the Chairman is appointed proxy, he will vote in accordance with the member's directions as specified on the Proxy Form or, in the absence of a direction, in favour of the resolutions contained in the Notice of Meeting.

Where a member wishes to appoint two proxies, an additional Proxy Form may be obtained by contacting the PaperlinX Limited Share Registry. A member appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a member appoints two proxies and does not specify each proxy's percentage of voting rights, the rights are deemed to be 50 per cent each. Fractions of votes are to be disregarded. The Proxy Form must be received by the PaperlinX Share Registry at Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067 or by facsimile to (03) 9473 2500 in Australia or (613) 9473 2500 if you are overseas, by 11.00am, Sunday, 24th October 2004.

Members are invited to submit questions to the Company for consideration which may be answered at the meeting.

By order of the Board

Richard Hobson
Company Secretary

Melbourne
21 September 2004

EXPLANATORY NOTES

Item 1 – FINANCIAL STATEMENTS AND REPORTS

The Financial Statements of the Company and its controlled entities for the year ended 30 June 2004 and the Declaration and Report of the Directors and the Auditor's Report are set out in the PaperlinX Full Year Financial Report 2004. There is no need for a vote to be taken on these. The Company's Auditor will attend the meeting and will be available to answer questions relating to the Auditor's Report.

Item 2 – ELECTION OF DIRECTORS

Up to one-third of the Directors of the Company are required to retire by rotation every year but are eligible to be re-elected. Mr David Meiklejohn and Dr Nora Scheinkestel are the Directors to retire by rotation and, being eligible, offer themselves for re-election.

Mr Thomas Park has been appointed a Director of the Company since the last Annual General Meeting and, in accordance with the Company's Constitution, retires and offers himself for election.

Summary biographical details of each of the Directors who offer themselves for re-election or election are set out below:



D E (David) Meiklejohn
BCom, DipEd, FCPA, FAIM, FAICD (Chairman), Age 62

Mr Meiklejohn was appointed a Director and Chairman in December 1999. Currently he is Chairman of SPC Ardmona Limited, and a Director of OneSteel Limited and WMC Resources Limited. Previous roles include: an Executive Director and Chief Financial Officer of Amcor Limited; Chairman of Kimberly-Clark Australia Limited; Director and Deputy Chairman of GasNet Australia Limited; and a Director of Colonial Group and Treasury Corporation of Victoria.

Chairman of the Nomination & Governance Committee.
Member of the Audit Committee.
Member of the Remuneration & Human Resources Committee. Member of the Safety & Environment Committee.



T P (Thomas) Park
BSc, MBA, MAICD (Managing Director), Age 57

Mr Park was appointed Managing Director and Chief Executive Officer of PaperlinX Limited in February 2004. Previous roles include: Chief Executive Officer of Goodman Fielder Limited; and Managing Director and Chief Executive Officer of Southcorp Limited. Broad business experience in Australia, Asia, North America and Europe.

Mr Park chaired the Business Council of Australia's Competition Policy Task Force and Industry Policy Task Force, was a founding member and previous Vice Chairman of the Australian Food Council and is a founding Director of the Australian Food Industry Science Corporation. He was a Director of the National Australia Bank from 1996 to 2000 and of the Business Council of Australia from 1999 to 2000.



N L (Nora) Scheinkestel
LLB (Hons) PhD, FAICD (Non-Executive Director), Age 44

Appointed a Director in February 2000. Dr Scheinkestel is an Associate Professor at the Melbourne Business School and is currently Chairman of South East Water Limited and a Director of Newcrest Mining Limited, AMP Limited and AMP Capital Investors Limited. Previous roles include: Chairman and Director of a number of utilities across the gas, water and electricity sectors. Other prior directorships include North Ltd, MBF Health Fund, Docklands Authority and IOOF Funds Management. Formerly senior banking executive in international and project financing.

Chairman of the Audit Committee.
Member of the Nomination & Governance Committee.
Member of the Safety & Environment Committee.

Item 3 – ISSUES OF OPTIONS TO EXECUTIVE DIRECTORS

Background

Shareholders are asked to approve for all purposes (including ASX Listing Rule 10.14) the issue of options to the Managing Director, Mr T P Park, and the Chief Financial Officer, Mr D G Abotomey, under the PaperlinX Employee Share/Option Plan.

Pursuant to ASX Listing Rule 10.14, shareholders are required to approve the acquisition of securities under an employee incentive scheme by Directors. The ASX Listing Rules permit shareholders to grant this approval for up to three years.

PaperlinX established an Employee Share/Option Plan at the time of the de-merger from Amcor Limited and, pursuant to that Plan, shares and options have been issued to employees over the past four years.

With the changing international nature of PaperlinX, a thorough review of the long-term incentive programmes for senior executives, taking account of current market practices and the needs of PaperlinX, has been conducted and a number of changes to enhance those programmes have been introduced.

As a consequence of those changes, the long-term incentive programme for the top 20 senior executives in PaperlinX worldwide is now comprised of performance share rights (PSRs) plus performance options. The vesting/allocation of PSRs and performance options is dependent on the performance criteria, set out below, being met. The shares relating to the PSRs are purchased on market and held in trust for distribution to participants if the performance criteria are satisfied.

PSRs comprise the majority of the entitlements and are supplemented by a relatively modest number of performance options.

Performance hurdles apply to the award of both PSRs and options. Full details of the performance criteria are provided below.

Purpose

The top 20 executives of PaperlinX worldwide (including Executive Directors, subject to shareholders' approval) will have the opportunity to earn PSRs and performance options based on a rolling three year measurement period. This will provide enhanced incentives for them to improve the share price and shareholder value in the medium term.

The issue of PSRs and options subject to performance hurdles will provide the Senior Executive Incentive Plan with significant leverage, but will only deliver rewards to executives if shareholders have also gained.

Performance measures and hurdles

The performance hurdles used by PaperlinX for its long-term incentives are Relative Total Shareholder Return (TSR), and Earnings per Share (EPS) growth. Each hurdle applies to 50 per cent of the grant to each executive.

The first criterion of Relative Total Shareholder Return is measured over a three year period against the performance of ASX 200 companies. The TSR performance condition relates to the 'total shareholder return' of PaperlinX relative to the total shareholder return of all stocks which have been included in the ASX's S&P/ASX200 for the whole of the measurement period (Comparators).

Both PaperlinX's TSR and the Comparators' TSRs will be based on ASX share price movements plus dividends paid on the shares (on a pre-tax basis) notionally reinvested to purchase additional shares at the market price prevailing on the date the shares begin trading ex the relevant dividend. As far as possible, this will be determined in the same way as changes in the ASX Accumulation Indexes are determined.

If PaperlinX performs in the bottom 50 per cent of the ASX 200 group, executives are not able to exercise any awards (i.e. PSRs or options) in respect of this criterion. PaperlinX needs to perform in the top 20 per cent for executives to obtain the maximum benefit. Pro-rata arrangements apply for a ranking between the 50th and 80th percentiles.

The second criterion relates to growth in earnings per share. For executives to obtain the maximum benefit of this criterion, earnings per share growth over three years must equal or exceed the aggregate growth in the Consumer Price Index over the three years plus 5 per cent. No benefit accrues if the earnings per share growth over the period is 50 per cent or less of the aggregate growth in CPI plus 5 per cent. Pro-rata arrangements apply for performances between the 50 per cent and 100 per cent results.

As these criteria are to be used as performance hurdles for all PaperlinX's new long-term incentive plans, a positive vote in relation to this resolution will be regarded as an endorsement of this measurement approach.

Performance options for Managing Director and Chief Financial Officer

As mentioned above, performance options have already been introduced for the senior management group (other than Executive Directors). The Board considers it appropriate that the incentives for the Managing Director and Chief Financial Officer be aligned with the Group. The provision of options to Executive Directors, however, requires shareholders' approval.

If approved by shareholders, the value of options earned by the Managing Director and Chief Financial Officer will be reflected in their remuneration as disclosed in the Company's Annual Report. The value of shares and options to which executives are, or may become, entitled for remuneration purposes is already included in the remuneration table in the Directors' Report and Financial Statements.

It is proposed that 300,000 performance options be granted to the Managing Director, Mr T P Park, and 150,000 performance options be granted to the Chief Financial Officer, Mr D G Abotomey on 15 November 2004. These will be divided into three tranches of equal amounts representing measurement periods commencing 30 June 2004, 2005 and 2006 respectively. Exercise of any of these tranches is dependent upon the relevant performance criteria, as described above, being met.

Each option will carry the right, upon exercise and payment of the exercise price, to the issue of one fully paid ordinary share in PaperlinX.

The table below summarises details of the proposal:

	Maximum potential number of options	Benchmark date	Measurement period – 3 years ending	Exercise price
T P Park				
2004 tranche	100,000	30 June 2004	30 June 2007	$4.84 (VWAP for June 2004)
2005 tranche	100,000	30 June 2005	30 June 2008	VWAP for June 2005
2006 tranche	100,000	30 June 2006	30 June 2009	VWAP for June 2006
	300,000			
D G Abotomey				
2004 tranche	50,000	30 June 2004	30 June 2007	$4.84 (VWAP for June 2004)
2005 tranche	50,000	30 June 2005	30 June 2008	VWAP for June 2005
2006 tranche	50,000	30 June 2006	30 June 2009	VWAP for June 2006
	150,000			

VWAP = volume weighted average price of PaperlinX Limited ordinary shares on ASX for the relevant month.

The options granted will be forfeited to the extent that the performance criteria are not met for each tranche at the end of the relevant rolling three year period. For example, if only 60 per cent of the performance criteria have been achieved by the end of the measurement period in 2007, then, in the case of Mr Park, 40,000 options would be forfeited, leaving 60,000 which would be exercisable by him.

No amount is payable on the grant of the options. The exercise price for each tranche of options will be the volume weighted average price for PaperlinX ordinary shares on the ASX in June of the calendar year relating to that tranche (see table above). Details of the annual allocation of PSRs and options allocated/vested to Messrs Park and Abotomey in future will be published in the Company's Annual Report.

Information Required by Listing Rules

The following additional information is provided as required by Listing Rule 10.15A.

The period during which underlying shares may be issued as a result of the exercise of the options is 15 November 2007 to 15 November 2014.

Mr Abotomey has received options (prior to his appointment as a director of the Company) and shares in the Company as part of the Company's long-term incentives programme as set out below:

Options:	Number	Exercise price	Date of grant
D G Abotomey	200,000	$3.13	14/4/00
	35,000	$3.32	20/11/00

Shares:	Number	Acquisition price	Date received
D G Abotomey	33,250	$4.16	6/9/01
	24,033	$5.44	8/9/03

Both Mr Park and Mr Abotomey have a contingent entitlement to receive other shares under the Company's long-term incentives programme. Details of these have been provided in the Company's Annual Report.

Details of any securities issued to Executive Directors under the Employee Share/Option Plan will be published in each Annual Report relating to the period in which the securities have been issued, together with a statement that approval for the issue has been obtained under ASX Listing Rule 10.14. If any additional Executive Directors become entitled to participate in the Employee Share/Option Plan after this Annual General Meeting, shareholder approval under ASX Listing Rule 10.14 will, if required, be obtained before they are able to participate.

Recommendation

The Board considers it both reasonable and appropriate to issue options to the Managing Director and Chief Financial Officer as an incentive that is linked to the enhancement of shareholder value via the performance hurdles referred to. Approval is therefore sought from shareholders for the issue, under a long-term incentive plan, to the Managing Director, Mr T P Park, of up to 300,000 options and the issue to the Chief Financial Officer, Mr D G Abotomey, of up to 150,000 options over ordinary shares in the capital of the Company subject to achievement of performance conditions and on the other terms as set out above.

The Company will disregard any votes cast on this resolution by:

- Mr T P Park;
- Mr D G Abotomey;
- any other Director who is eligible to participate in any PaperlinX employee incentive scheme; and
- any of their respective associates,

unless the vote is cast as proxy for a person who is entitled to vote, in accordance with the direction on the Proxy Form, or unless the vote is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

The Directors, excluding Messrs Park and Abotomey, recommend that shareholders vote in favour of all the foregoing resolutions.

825061



OUR PLATFORM FOR THE FUTURE

ADDRESSES GIVEN BY THE CHAIRMAN AND MANAGING DIRECTOR

Annual General Meeting
Tuesday 26 October 2004
Melbourne, Australia

PaperlinX

THE THEME OF OUR 2004 ANNUAL REPORT FOCUSES ON THE DEVELOPMENT OF OUR PLATFORM FOR THE FUTURE GROWTH AND CONSOLIDATION OF PAPERLINX. A MAJOR AND IMPORTANT PLANK OF THIS PLATFORM WAS EFFECTED WHEN WE COMPLETED THE ACQUISITION OF BUHRMANN'S PAPER MERCHANTING DIVISION, ESTABLISHING PAPERLINX AS THE WORLD'S LEADING FINE PAPER MERCHANT.

IT IS EVIDENT FROM OUR RESULTS THAT 2004 WAS A DIFFICULT YEAR. HOWEVER, WE HAVE WEATHERED MANY DIFFICULT YEARS IN THE PAST AS THE HISTORY OF PAPERLINX EXTENDS BACK SOME 350 YEARS TO THE ORIGINS OF THE THEN SPICERS PAPER BUSINESS. SOME OF THE BUHRMANN BUSINESSES WE ACQUIRED HAVE BEEN OPERATING FOR OVER 260 YEARS AND OUR PAPER MANUFACTURING BUSINESS HAS ITS ROOTS IN AUSTRALIA OVER 150 YEARS AGO. OVER THIS LONG PERIOD THERE HAVE BEEN MANY CYCLICAL FLUCTUATIONS IN THE PAPER MANUFACTURING AND DISTRIBUTION BUSINESSES. WE ARE CONFIDENT THAT THE STRATEGIC STEPS WE HAVE TAKEN, AND ARE TAKING, TO ESTABLISH AND DEVELOP OUR PLATFORM FOR THE FUTURE WILL DELIVER OUR SHAREHOLDERS SOUND LONG-TERM SUSTAINABLE RETURNS.

THIS SPEECH WILL COMMENT ON:

- THE RESULTS FOR THE YEAR ENDED 30 JUNE, 2004;
- THE EXTENSION OF THE BUSINESS PLATFORM INTO EUROPE;
- THE IMPORTANT TOPICS OF CORPORATE GOVERNANCE AND SUSTAINABILITY;
- THE RESULTS FOR THE SEPTEMBER QUARTER, AND
- THE OUTLOOK FOR THE IMMEDIATE PERIOD AHEAD.

YEAR IN REVIEW

As indicated in the Annual Report, this time last year we were concluding negotiations to purchase Buhrmann's Paper Merchanting Division. This transaction was completed effective 1 November 2003 and was a significant step in our growth strategy. This acquisition largely establishes our initial paper distribution platform for the future, which commenced shortly after listing in 2000 with the acquisition of the balance of the Spicers Paper Group that we did not own. Over recent years, in expanding our platform, we have followed a clear and well defined strategy of increasing the absolute size of our fine paper merchanting businesses and moving into new geographic markets. We are now the leading global fine paper merchant which offers us unique opportunities in dealing with our customers and suppliers across many geographic regions.

However, despite this positive strategic progress, the profit performance for 2004 was disappointing. Profit after tax of $109 million was well down on the previous year and earnings per share was also behind last year.

Although the inclusion of Buhrmann's results for part of the year assisted the results, our earnings overall were negatively influenced by a number of significant factors. The global excess supply of fine paper continued to depress selling prices and this position was not assisted by generally depressed paper demand. Currency volatility also adversely impacted earnings through reduced Australian selling prices, lower export revenue and an adverse translation of overseas earnings. The Managing Director will expand on this issue in his presentation.

These negative factors had a severe impact on the profitability of our paper manufacturing business, Australian Paper, where the profit for 2004 was down some 60 per cent on the prior year. In addition to the negative trading conditions, the results of this business were affected by the need to take downtime on some of our paper machines to balance supply and demand and by the fact that our sack kraft production quality was not achieving market requirements.

Conversely, given the generally difficult global market conditions, our fine paper merchants have performed well. Sales volumes have been maintained or improved in all major regions and some gross margin percentages have improved due to a strong focus on productivity, cost reduction and working capital management. We continue to earn good returns on our merchanting business overall.

Also on a positive note our operating cash flow for the year was a healthy $403 million, well ahead of last year. Active management of working capital has been a major factor in achieving this strong result which has consequently had a positive impact on our balance sheet.

In light of this strong cash flow and the underlying financial strength of PaperlinX, although earnings per share fell, the Board decided to maintain the level of dividend for the year at 27.5 cents. Due mainly to the significant reduction in our earnings generated in Australia, the dividend was unfranked.

Total shareholder return for 2004 was 12 per cent which takes the returns to shareholders since listing to 91 per cent compared with 33 per cent for the ASX 200 Industrial Accumulation Index.

THE EXTENDED BUSINESS PLATFORM

As mentioned, we completed the acquisition of Buhrmann's Paper Merchanting Division early in the year and have now established PaperlinX Europe as a substantial and profitable arm of the PaperlinX Group. Our global platform enables us to provide customers and suppliers with an unparalleled service offering which improves our competitive position substantially. The final cost for the Buhrmann business was €667 million (A$1.1 billion) and there was no deferred consideration paid.

The integration of the European businesses into PaperlinX has gone very well and is a testament to our disciplined acquisition criteria and to the detailed due diligence which was undertaken.

CORPORATE GOVERNANCE

As indicated in the Annual Report the Board and management have a strong commitment to best practice in all areas of corporate governance and associated responsibilities. The Annual Report contains extensive commentary on governance issues generally and provides information on the responsibilities of the Board, how the Board operates and on our Board Committee structures. In the past year we have established a Safety and Environment Committee in addition to our other standing committees.

The Report also contains comprehensive information on the remuneration of Non-executive Directors and of the Executive Directors and senior management group. We have also provided full details of the Managing Director's employment arrangements.

As I mentioned last year, the substantial growth and expansion of PaperlinX combined with the increasing emphasis on corporate governance matters is adding significantly to the workload of Directors. However, all members of the Board are committed to devoting the time necessary to discharge their governance responsibilities and to understand the operations and strategic direction of PaperlinX.

SUSTAINABILITY

The Annual Report contains a comprehensive report on sustainability and sets out details of the PaperlinX Sustainability Charter. This Charter sets out our commitment in relation to the environment, our employees, our suppliers, our customers and the communities of which we are a part. The Report demonstrates that PaperlinX is committed to delivering long-term sustainable financial returns plus environmental and social benefits for all our stakeholders.

We recognise that society's expectations for company performance in areas such as safety and environment and community activities continue to rise. With businesses in more than 30 countries, our products and service must address the needs and respect the views of many different groups and individuals. We share the responsibility for achieving this with our suppliers and believe that together we are creating a sustainable business that is delivering value for our stakeholders.

As we indicated in the Annual Report, PaperlinX is striving to make progress in every area that will help us to be a stronger Company in the future. We recognise that we are not perfect and that there will always be improvements we can make. However, we are proud of the progress we have made and we are committed to making further progress in these sustainability issues in the future.

SEPTEMBER QUARTER RESULTS AND OUTLOOK

Profit before interest and tax for the PaperlinX Group for the September 2004 quarter is ahead of the corresponding period last year. However, because of the increased interest cost on the debt raised to partly fund the purchase of Buhrmann, profit after tax for the quarter is a little below the September 2003 result.

Our expectations for the full year have not changed and we are confident that the position should improve as the year progresses. This is the opposite to last year's profit trend, and will affect half on half comparisons.

In the second half of the 2004 financial year the negative factors already mentioned led to a disappointing result for PaperlinX. The start to the 2005 year has seen these factors continue, though with some improving underlying trends in the US and in parts of Europe. This has translated into some increases in paper selling prices in the US and to some announced increases to take effect over the next few months in Europe. A global pick-up in demand and increases in selling prices underpin our ability to begin to restore the pricing positions for some of our Australian manufactured products as demonstrated by the 3-6 per cent increases announced in Australia in August on many of our communication papers.

With expected strengthening into the second half of the current financial year, we believe that a full year result for the year for Australian Paper at a similar level as achieved for last year is possible.

Our merchants around the world are realising expected synergy benefits and productivity improvements. These businesses are healthy and will benefit from strengthening global demand and prices, although we are cautious in our expectations for significant overall market improvements. Current results from merchanting are satisfactory, and should also improve later in the year as markets strengthen and synergies are realised.

CONCLUSION

During the year Ian Wightwick retired and the Board appointed Thomas Park as the Managing Director and Chief Executive Officer. I would like to congratulate and thank Ian for his efforts in launching and establishing PaperlinX and wish him a happy and healthy retirement. We were pleased to be able to appoint Tom Park to replace Ian. Tom is an experienced Chief Executive and has a sound understanding of international businesses. He has settled into his position very quickly and is focusing on building on the strategic platform for PaperlinX which has been established over the past four years.

We have also announced that Peter Waterworth will retire as both a Director and a senior executive of PaperlinX on 1 November, 2004. Peter joined the Board following the purchase of the balance of the Spicers Paper Group and has had a career of some 41 years in the paper industry. I also thank Peter for his valuable contribution to Spicers and PaperlinX and wish him well for the future.

I would also like to thank my fellow Directors for their commitment and support during the very busy past 12 months. We are confident that PaperlinX has established a solid and sound platform for growth for the future and believe that we can continue to deliver satisfactory returns to our shareholders.

David Meiklejohn
Chairman

26 October 2004

WHERE WE OPERATE



THE WORLD'S LEADING FINE PAPER MERCHANT AND DISTRIBUTOR. A UNIQUE AUSTRALIAN MANUFACTURER OF COMMUNICATION PAPERS AND PACKAGING PAPERS.

MERCHANTING

EUROPE

Austria
PaperNet Austria

Belgium
Epacar

Croatia
Adria Papir

Czech Republic
Ospap

Denmark
CC&CO Group
PaperNet Denmark
Udesen

Finland
PaperNet

France
Axelium

Germany
Deutsche Papier

Hungary
Budapest Papir

Ireland
Robert Horne Paper

Italy
Polyedra

The Netherlands
Bührmann-Ubbens
DRiem Papier
Proost en Brandt

Poland
Mercator Papier

Portugal
Tulipel

Slovakia
Bratislavská papierenská spolocnost

Slovenia
Alpe papir

South Africa
Finwood Papers

Spain
Union Papelera

Sweden
Grafiskt Papper

United Kingdom
Howard Smith Paper Group
Robert Horne Group
The M6 Paper Group
The Paper Company

AUSTRALIA AND NEW ZEALAND

Australia
Dalton Fine Paper
Dalton Web Papers
Paperpoint
Southern Cross Converting
Spicers Paper
Spicers Office Papers

New Zealand
Dalton Fine Paper
Spicers Paper

NORTH AMERICA

USA
Kelly Paper Company
Spicers Paper Inc

Canada
Coast Paper
Papier Turgeon



ASIA

Hong Kong
Spicers Paper

Malaysia
Spicers Paper

Singapore
Spicers Paper
Winpac Paper

Vietnam
Winpac Paper

PAPER TRADING

Australia
Paper Products Marketing

China
Paper Products Marketing

Germany
Fröhlen-Reddemann

Hong Kong
Paper Products Marketing

Japan
Paper Products Marketing

Malaysia
Paper Products Marketing

The Netherlands
Paper Products Marketing
TRICOM Paper International

Singapore
Paper Products Marketing

Taiwan
Paper Products Marketing

USA
Paper Products Marketing

AUSTRALIAN PAPER

Burnie Mill
Maryvale Mill
Shoalhaven Mill
Wesley Vale Mill

SPICERS STATIONERY GROUP

Spicers Envelopes
Spicers Stationery

MANAGING DIRECTOR'S ADDRESS
ANNUAL GENERAL MEETING
TUESDAY 26 OCTOBER 2004
MELBOURNE, AUSTRALIA

I AM PLEASED TO BE HERE TODAY AND TO HAVE BEEN A PART OF PAPERLINX FOR THE LAST NINE MONTHS. WE ARE A YOUNG AND DYNAMIC COMPANY WITH A CLEAR RECORD OF DISCIPLINED GROWTH OVER THE PAST FOUR YEARS.

THE ACQUISITION OF BUHRMANN'S PAPER MERCHANTING DIVISION COMPLETED IN NOVEMBER 2003 SAW PAPERLINX ACHIEVE A GLOBAL MERCHANT POSITION AND PROVIDE AN IMPROVED BALANCE IN OUR EARNINGS STREAMS. WE HAVE A STRONG MANUFACTURING BASE IN AUSTRALIA WITH CLEAR STRATEGIC ADVANTAGES IN THIS MARKET, AND WE ARE NOW THE WORLD'S LEADING FINE PAPER MERCHANT.

IN FACT, TODAY WE ARE A COMPANY WITH ALMOST 10,000 PEOPLE IN 31 COUNTRIES. WE HAVE OVER 100,000 CUSTOMERS, AND DEAL WITH MOST OF THE WORLD'S MAJOR PAPER MAKERS. OUR PAPER MERCHANTS SELL OVER FOUR MILLION TONNES OF PAPER PER YEAR AND OUR MANUFACTURING IN AUSTRALIA PRODUCES ANOTHER 800,000 TONNES OF PAPER A YEAR. THAT IS A LOT OF PAPER, AND A LOT OF OPPORTUNITY. WE ARE EXCITED TO BE INVOLVED WITH A PRODUCT THAT IS SO VERSATILE, SO WOVEN INTO THE WAY WE LIVE OUR LIVES AND COMMUNICATE WITH EACH OTHER, WHILE STILL BEING NATURAL, RECYCLABLE AND SUSTAINABLE.

HAVING ACHIEVED THIS POSITION, OUR PRIORITIES ARE NOW CENTERED AROUND IMPROVING THE RETURNS FROM THIS RELATIVELY NEW PLATFORM AND LIFTING OUR PROFITS AND EARNINGS PER SHARE FROM 2004 LEVELS.

Since joining PaperlinX, I've had the opportunity to meet with a wide range of our customers, suppliers and employees. It's clear from these discussions that the disappointing result that has been reported for 2004 is not fully reflective of the commitment and hard work of our people, the efforts to provide superior solutions for our customers, nor the major strategic steps forward that the Company has made over the past year.

[illegible]

As the Chairman has already indicated, 2004 was a difficult year, with a number of major external factors impacting on our operating results. Weak international paper demand meant low international paper selling prices and surplus supply of paper from international markets appearing in export markets around the world.

For our Australian focused paper manufacturing business, Australian Paper, the strength of the Australian dollar further exacerbated this situation, resulting in an increase in low priced imports of paper into Australia and hence the need to lower the selling prices we charged for the paper we manufactured to remain competitive.

The stronger Australian dollar has also had an impact on the translation of earnings from our overseas businesses and reduced our export receipts for paper exported from Australia, partially mitigated by the reduced cost of imported pulp. The total impact of these factors on our 2004 operating profit was A$60 million.

In addition to these market factors, Australian Paper's Packaging Papers business was negatively impacted by our inability to produce a sack kraft product that was able to meet the rising market expectations. As a consequence, volumes and selling pricing for sack kraft fell with a full year impact of A$25 million.

Since the end of the fiscal year we have announced a complete rebuild of our sack kraft paper machine to complement the semi-extensible unit installed last year.

This will ensure that we can produce world class product for both our domestic customers and export markets. Due to successful negotiations with suppliers, this project will now be completed by the September quarter of 2005, three months ahead of previous expectations. Other capital investments are being developed and reviewed to lift returns, improve product offerings to our customer base and strengthen our long-term strategic position from an environmental, customer satisfaction and sustainable returns perspective.

For our merchanting business, the acquisition of Buhrmann's Paper Merchanting Division was completed in November 2003, and we have worked closely with our new colleagues to ensure a smooth integration. In an operational sense, this integration is now complete.

Our European acquisitions met or exceeded our expectations last year. Buhrmann's ex-merchants met our target operating profit and exceeded our earnings per share expectation for the eight months since ownership, while The Paper Company, acquired only two years ago, has achieved our year three target of 15 per cent return on funds employed by the end of year two, a year ahead of plan. Importantly, these improvements have been driven by a focus on strong customer relationships combined with the benefits of PaperlinX core processes and global alliances, all achieved in a difficult market environment. This focus on existing businesses, global leverage and productivity will ensure that PaperlinX can produce sustainable earnings growth, while retaining the added benefit of enhanced leverage to any improvement in market conditions.

A key feature of the year has been the successful integration of Buhrmann's Paper Merchanting Division. We continue to focus on realising all the benefits that can be gained from our global Paper Merchanting platform. We have integrated reporting systems and management processes and we are well on track to generate at a minimum the €12 million of synergies targeted by year three at the time of the offer to acquire the business was made. These benefits are being realised while recognising a fundamental respect for the customer relationship, and those that build these relationships as the basis of value creation in all of our merchants globally. We are also delivering structural benefits resulting in a positive impact on earnings per share from the Buhrmann Merchanting acquisition.

So to summarise the major accomplishments in fiscal 2004:

- we have become a global merchant and improved the balance to our business streams;
- we completed the acquisition of the ex-Buhrmann merchants;
- these businesses are performing strongly and have exceeded EPS targets in the first eight months;
- synergy benefits are on track and the integration is operationally complete;
- The Paper Company acquisition undertaken two years ago is performing ahead of plan; and
- we are addressing the sack kraft issues and expect to achieve top quartile product performance when the upgrade is complete.

CORE OPERATING PRINCIPLES:

With our new business portfolio largely in place, PaperlinX's management team has developed seven Core Operating Principles to give guidance to all employees and to help our decision-making on a day-to-day basis. They provide a common direction for PaperlinX and we believe they will encourage alignment across our businesses and people.

Our Core Operating Principles are:

- **Focus resources on strengthening existing businesses**

Building the strength of our manufacturing and merchanting businesses requires dedication and focus. There is a great deal of future opportunity for improvement and growth from our existing business platform as we find creative and innovative solutions to building our businesses.

- **Productivity to provide funds to improve sustainability and growth**

Investments in our facilities, our systems, our brands and our people all need funding; we need continuous productivity to provide the funds to support these investments that will make us a stronger Company for the future.

- **Actively prioritise activities based on value creation for our customers, our suppliers and for PaperlinX**

We all must seek to add value for our customers, our suppliers or for PaperlinX as a whole, and find alternative options for those activities that don't achieve this.

- **Fully leverage our global opportunities**

By supporting each other and other businesses in the PaperlinX Group, we will fully benefit from our combined people and business resources and fully leverage our global opportunities. Recent appointments in the areas of operational excellence and strategic sourcing will further support this principle.

- **Invest in our people and their skills**

Supporting and developing our people and their skills makes for a stronger and more capable Company. We are increasing our investments in these areas.

- **Compliance is mandatory**

There is a line that divides what is right and wrong. Our people must understand it and not cross it in relation to competitive behaviour, employee safety or environmental issues in particular.

- **Results oriented teamwork/success as a team**

Small groups of people, well focused on a problem, will almost always help each other to find a better result. The ideas and leverage of our people from around the world working together is a major component of our future success.

These operating principles also give an insight to our shareholders into how we intend to drive the best possible performance from our Company. It is by combining focus and a clear vision with striving for best practice in all that we do across the Group that we seek to be recognised as the leading international paper company by our customers, suppliers, employees and shareholders alike.

BUSINESS MODEL


EMPLOYEES, PROCESSES, SYSTEMS
Productivity
Invest in Brands
Invest in Service
Superior Customer Value
Sustainable Results
Growth in Operating Earnings
PARTNERING
CUSTOMER RELATIONSHIPS
SUPPLIER ALLIANCES
Capital Expenditure Priorities
Acquisition Criteria
Working Capital Management
Optimised Funds Employed
Improved Return on Average Funds Employed
Increasing Economic Profit
Increased Shareholder Value

STRATEGY FOR VALUE

With these operating principles as guidelines, there are two key ways we intend to improve the returns our business can generate and the value we create for our shareholders. The first is to optimise the management of the capital we employ in the business. This includes constant attention to the working capital employed in our business and disciplined approaches to minimise this capital. Last year we saw a 10 per cent reduction in comparable working capital across the business.

We also have clear acquisition criteria, reflected in the nature of businesses acquired and the plans we develop for the improvement in returns of acquired companies.

And finally we assess our capital investment opportunities to create sustainable competitive advantage and returns over time. All of these disciplines are important and serve to manage our funds employed to optimal levels.

The second way to improve returns is to grow our earnings. We have seen that this is also impacted by external factors, but there are a lot of opportunities under our control. We need to continually improve productivity across all parts of our Company. This will provide the funds to invest more in supporting and growing our key strategic advantages.

We need to continually invest in our brands, be they our merchant brands like 'Hello', which is the leading coated paper grade in Europe, or our mill brands like 'Reflex™', Australia's leading copy paper.

Sometimes this investment also comes in the form of deepening customer and supplier involvement, increases in employee training or investments in the newest equipment and technologies.

We believe that a good way to measure our financial performance in a way that is both meaningful to our employees and can be shown to drive shareholder value, is to look at our returns on the funds we employ in our businesses. We seek to lift the average return on funds employed in our business over time for both of our business streams. The rapid improvement in returns on funds employed from The Paper Company in the UK after acquisition two years ago is a good example of our model in practice because earnings were grown over the period and the funds employed in the business were reduced at the same time. This then results in the creation of increased economic profit for our business and increased value for our shareholders.

We will deliver our financial model in a sustainable manner with the support and active partnering between our employees, our customers and our suppliers. A good example of this partnering in action is the recently agreed longer-term arrangement for Australian Paper to supply over 40,000 tonnes per year of high quality copy paper, including 50 per cent recycled copy paper, to Corporate Express in Australia and New Zealand.

THE FUTURE

Looking forward at our two business streams we believe both have clear opportunities for improvement. For Australian Paper, we can lift returns through investment of productivity savings into areas of strategic advantage such as product quality, branding, manufacturing process improvements and technology.

Projected improvements in global demand and global pricing of paper expected through 2005 would further enhance Australian Paper's returns from the low levels in the second half of last year, with expectations that momentum into the second half of this financial year will see a full year Australian Paper profit similar to last financial year.

In merchanting, though we are a global fine paper merchant, our Paper Merchanting model is built on a network of local merchants. This combines the best of entrepreneurial management, close to their customers' needs, with a global business of scale that can create valuable alliances with international suppliers, invest in brands and systems and optimise the benefits of best practice in a way that has not been seen before.

This is leading to continued strength in our merchandising business with solid profit expectations for the current financial year; in addition to the benefits of having the ex-Buhrmann businesses for a full year.

CONCLUSION

It has certainly been a challenging year in our industry, but we have created a unique business model that will allow us to increase returns despite external impacts. And it will allow us to take maximum advantage of what appears to be some improvements in the external environment.

We have our business platform largely in place following successful strategic acquisitions over the past four years, we have clear operating principles communicated across our Company to provide guidance in our decision-making, and we have an active and disciplined working model for creating improved returns and increasing shareholder value.

With this base, I look forward to working with the team at PaperlinX towards being recognised as the leading international paper company by our customers, suppliers, employees and our shareholders.

Thomas P Park
Managing Director
and Chief Executive Officer

26 October 2004

Registered Office and Head Office

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mount Waverley
Victoria 3149
Australia

Telephone +61 3 8540 2211
Facsimile +61 3 8540 2280
www.paperlinx.com

Share Registry

PaperlinX Share Registry
Yarra Falls,
452 Johnston Street
Abbotsford
Victoria 3067
Australia

Telephone 1800 232 867 or +61 3 9415 4000
Facsimile +61 3 9473 2500
www.computershare.com

The paper used in this publication is PhoeniXmotion Xenon 150gsm which is made by Scheufelen, Germany and distributed by our PaperlinX merchanting businesses.

PaperlinX

Rule 3.19A.2

Appendix 3Y

825661

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thomas Pearson Park
Date of last notice	1 March, 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	26 October 2004
No. of securities held prior to change	20,000 and a maximum entitlement to 600,000 potential shares pursuant to the PaperlinX Senior Management Share Plan
Class	Fully paid ordinary shares
Number acquired	20,000 direct
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$97,600
No. of securities held after change	40,000 direct and a maximum entitlement to 600,000 potential shares pursuant to the PaperlinX Senior Management Share Plan
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	3 March 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Acquired by Scheinkestel Superannuation Fund Pty Ltd in which Nora Lia Scheinkestel has a beneficial interest.
Date of change	Shares purchased on 2 November, 2004
No. of securities held prior to change	34,310
Class	Fully paid ordinary shares
Number acquired	2,050
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.84 per share
No. of securities held after change	36,360
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

825061

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Peter Waterworth
Date of last notice	17 February 2004
Date that director ceased to be director	29 October 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

- Ms Evelyn Margaret Waterworth and Mr Peter Robert Waterworth – jointly – 20,855 fully paid ordinary shares.
- Peter Robert Waterworth – 126,902 fully paid ordinary shares.
- Peter Robert Waterworth – 200,000 unlisted options over fully paid ordinary shares

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Frank Guy
Date of last notice	5 March 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 November, 2004
No. of securities held prior to change	50,855 – Beneficial holding
Class	Fully paid ordinary shares
Number acquired	1,638
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.88 per share
No. of securities held after change	52,493
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchases pursuant to the PaperlinX Directors and Officers Share Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

825061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

825061

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,100 20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.12 (23,100) $3.32 (20,000)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by employee pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Between 13 – 24 September, 2004 Between 23 – 24 September, 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
446,147,209	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,164,800	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

825061

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 October, 2004
(Director/Company secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

26 October 2004

825061

By Facsimile: 1300 300 021
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Annual General Meeting
Paperlinx Limited

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Re-election of Director - Mr David Meiklejohn

❑ Votes where the proxy directed to vote 'for' the motion	130,667,774
❑ Votes where the proxy was directed to vote 'against' the motion	918,062
❑ Votes where the proxy may exercise a discretion how to vote	24,262,075
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	504,374

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Re-election of Director - Mr Thomas Park

❑ Votes where the proxy directed to vote 'for' the motion	130,861,109
❑ Votes where the proxy was directed to vote 'against' the motion	730,302
❑ Votes where the proxy may exercise a discretion how to vote	24,240,110
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	520,764

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

825061

Re-election of Director - Dr Nora Scheinkestel

❑	Votes where the proxy directed to vote 'for' the motion	130,446,743
❑	Votes where the proxy was directed to vote 'against' the motion	1,085,849
❑	Votes where the proxy may exercise a discretion how to vote	24,298,127

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 521,566

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Issue of Options to ExecutiveDirectors

❑	Votes where the proxy directed to vote 'for' the motion	118,585,674
❑	Votes where the proxy was directed to vote 'against' the motion	12,448,265
❑	Votes where the proxy may exercise a discretion how to vote	20,426,553

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 1,725,340

The results of voting on each motion is as follows:

The motion was carried a show of hands as an ordinary resolution.

Dated this 26th day of October 2004

Richard Hobson
Company Secretary